UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

FLOOIDCX CORPORATION
(Name of Registrant)

Nevada	0-55965	35-2511643
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

3825 Rockbottom

North Las Vegas, NV 89030

(Address of Principal Executive Offices)

(480) 323-1779

(Registrant's Telephone Number, Including Area Code)

FLOOIDCX CORP.

3825 Rockbottom

North Las Vegas, NV 89030

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

Notice of Change in the Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Summit Networks, Inc. (the "Company" or "SNTW") at the close of business on July 15, 2022 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about August 29, 2022.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On or about July 15, 2022 in a private transaction, the control block of the Company’s shares were transferred to a new majority owner.  The new owners have determined to reconstitute the Board of Directors and the executive officers.  This Information Statement contains information about persons who will serve as officers of the Company or as Directors on the Board of Directors.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Securities Act of 1934, as amended, requires the mailing to the Company's shareholders of this Information Statement where there is a change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 300,000,000 shares of common stock, par value $.001 per share, of which approximately 2,020,871 shares are issued and outstanding and 20,000,000 shares of preferred stock of $.001 par value, of which 1,000,000 shares of the Series A preferred shares are outstanding. Each share of common stock is entitled to one vote and the outstanding Series A Preferred Stock is entitled to 100 votes with respect to all matters to be acted on by the stockholders.

Transaction

On July 15, 2022 the control block of the Company’s common stock were transferred in a private transaction to new owners.  As a result of this transaction, the new shareholders acquired approximately 98% of the voting rights in the capital stock of the Company (the “Transaction”).

DIRECTORS AND EXECUTIVE OFFICERS

Our directors, executive officers and key employees, and their ages as of the date of the Transaction, are listed below. Our directors hold office for one-year terms or until their successors have been elected and qualified.

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Name	Age	Position

Richard Hue	59	President/Chief Executive Officer, Secretary, Treasurer/Chief Financial Officer and a Director

Mark Vange	50	Chief Technical Officer and a Director

The biographies of the directors and officers are set forth below as follows:

Richard Hue. Mr. Hue has been the President/Chief Executive Officer, Secretary, Treasurer/Chief Financial Officer and a director of the Company since October 2016. He has worked with companies in the service and technology industries. He is an experienced, passionate entrepreneur and self-professed, “startup junkie”. Mr. Hue’s experience working with companies in the service and technology sectors has offered founders experience and contacts in numerous fields. As lead investment manager of a privately managed family fund since September 1997, Mr. Hue also oversees many investments from real estate to technology. Mr. Hue began his career as an investment banker with one of Wall Street’s major investment banking institutions in 1988, providing him with many years of management and investment banking experience. His duties and responsibilities included: (i) researching and analyzing solutions for diversification and enhancement of portfolios; (ii) monitoring finances by analyzing cash flow and other financial statements; (iii) preparing valuation analyses; and (iv) analyzing data pertaining to debt and credit opportunities for various companies. And, as the former president of RT Equity Inc. from February 1995 to July 1998, a boutique merchant banking firm that was eventually acquired by a financial institution, Mr. Hue was responsible for overseeing the development of startups, restructuring business operations and expansions of private and public companies, many in the technology and biotech sector. In July 1999, Mr. Hue became the CEO of LaserMedia Communications Corp. which was publicly traded on both the US & Canadian Exchanges. Mr. Hue lead its ActFit brand to be one of the top selling products at Comp USA & Best Buy and AcitFit.com as one of the top fitness sites during the early internet days. Mr. Hue continues to successfully apply his investment and management skills to small and mid-cap companies both in North America and internationally.

Mark Vange. Mr. Vange has been the Chief Technical Officer of the Company since May 2013, as well as a technologist and entrepreneur for over two decades. Mr. Vange was chief technology officer of VR1 Inc. from 1995 to 2001, where he led the development of network technology to facilitate massively multiplayer online games. During 2004, Mr. Vange founded Mobile Post Production for rapid porting of applications between various mobile telephony platforms. He was also the chief technology officer of Electronic Arts, one of the World’s largest video game companies, from April 2011 to August 2012. Mr. Vange has formed and exited several technology driven companies and is also a successful advisor to companies and investment funds for technology that enables community building and business operations.

APPOINTMENTS TO THE BOARD OF DIRECTORS

Name	Age	Position(s)
Dennis Danzik	64	CEO, CFO, Treasurer, Secretary and Director
Craig Kitchen	71	Director
William Westbrook	46	Director

BIOGRAPHY

The following sets forth biographical information regarding the Company’s proposed officers and directors following the completion of the Transaction:

Dennis Danzik

Dennis M. Danzik is a research engineer by profession, and has been practicing in product development and related investment opportunities since 1981. Mr. Danzik holds a degree in industrial engineering, and completed post graduate studies at Sloan/MIT in product development (2009) and is currently a student at the Harvard Medical School (HMX) in biochemistry.

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Mr. Danzik's expertise is in olefins, including polyethylenes and polypropylenes including recycling methodologies in thermoplastics. Mr. Danzik holds US and foreign patents in thermosets, thermoplastics and composites.

Mr. Danzik's public company experience spans more than 30 years with directorships held on companies listed on the American, OTC, London, German, TSX.V, and the ASX in Australia. Mr. Danzik has also served as CEO, and engineering and sciences director on several public companies.

Since 2009, Mr. Danzik's work has been primarily in the oil and gas industry, wastewater treatment, materials recovery and magnetics.

In 2016 Mr. Danzik filed a petition of bankruptcy with the District of Arizona Bankruptcy Court of Phoenix and settled.

Craig Kitchen

Craig Kitchen served as the Chief Commercial Officer for IAR Aircraft Services from August 2017 to September 2018. IAR Aircraft Services operates a fleet of C-130 aircraft in support of private global airlift and forest fire suppression.

Mr. Kitchen served as Chief Commercial/Operations Officer for MD Helicopters (formerly McDonnell Douglas Helicopter) from July 2007 to August 2017. His responsibilities included overseeing the development of commercial and military aircraft contracts.

Mr. Kitchen has extensive public and private experience in finance. Prior to his retirement in 2017, from MD Helicopters, he was responsible for and signed a contract with the United States Army for $1.34 billion. Mr. Kitchen also served as Chief Executive Officer of Eagle Picher from 2002 to 2005.

Mr. Kitchen earned a Bachelor of Science degree from the United States Air Force Academy in 1974 and is a retired United States Airforce flight officer, flight instructor, and combat veteran.

Mr. Kitchen also earned a Masters of Business Administration from the University of Northern Colorado in 1982.

William Westbrook

Mr. Westbrook currently serves as CFO for Quantum Energy Inc., and he has held that position since December 9, 2020.  From September 2014 until December 2019 Mr. Westbrook served as CEO of SoOum Corp., a company traded on OTC-Pink.

Prior to these OTC assignments Mr. Westbrook worked as CEO of Estmar Global Inc., an international trading company specializing in the delivery of commodities to frontier markets and areas of conflict.

From March 2008 to July 2008 Mr. Westbrook worked as Workforce Performance Consultant to Aspen Technologies in Burlington Massachusetts and beginning in February 2007 to March 2008 he served as the National Budget Director for the Romney for President Campaign.

From 2005 to 2007 Mr. Westbrook worked as Assistant Controller for Lennar Corporation’s land development division in Tucson Arizona.

From 2001 to March 2006 Mr. Westbrook worked for a family business involved in land development.

In 2001 Mr. Westbrook earned a Bachelor of Arts degree in Economics from Brigham Young University, which is located in Provo Utah.

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CORPORATE GOVERNANCE MATTERS

Audit Committee

The Company does not currently have an audit committee. We intend to establish an audit committee, which will consist of independent directors, of which at least one director will qualify as a qualified financial expert, as that term is defined in Item 407(d)(5)(ii) of Regulation S-K. The audit committee’s duties would be to recommend to the Board of Directors the engagement of independent auditors to audit our financial statements and to review its accounting and auditing principles. The audit committee would review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls. The audit committee would at all times be composed exclusively of directors who are, in the opinion of the Board of Directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Audit Committee Financial Expert.

We do not currently have any independent directors. Our board of directors has determined that we do not have an audit committee financial expert within the meaning of Item 407(d)(5) of Regulation S-K. In general, an “audit committee financial expert” is an individual member of the audit committee who (a) understands generally accepted accounting principles and financial statements, (b) is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves, (c) has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements, (d) understands internal controls over financial reporting and (e) understands audit committee functions.

Nominating Committee

We have not yet established a nominating committee. Our board of directors, sitting as a board, performs the role of a nominating committee. We are not currently subject to any law, rule or regulation requiring that we establish a nominating committee.

Compensation Committee.

We intend to establish a compensation committee of the Board of Directors. The compensation committee would review and approve our salary and benefits policies, including compensation of executive officers. The compensation committee would also administer any stock option plans and recommend and approve grants of stock options under such plans.

Code of Ethics

Under the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission’s related rules, the Company is required to disclose whether it has adopted a code of ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Company has not adopted a code of ethics that applies to its chief executive officer, chief financial officer or other officers, legal counsel or to any person performing similar functions. The Company plans to adopt a code of ethics in the near future.

RELATED PARTIES

There is no family relationship between any Director, executive or person nominated or chosen by the Company to become a Director or executive officer.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of July 15, 2022, the name and shareholdings of each director, officer and stockholders beneficially owning more than five percent of the Company’s outstanding shares. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name	Address	Title of Class	Beneficially Owned	% of Shares(1)
Craig Kitchen (3)	4700 S. Fulton Ranch Blvd., Unit 26 Chandler, AZ 85248	Common	0	0%
Will Westbrook (3)	1 ACR N3141	Common	0	0%
	Vernon, AZ 85940

MP Special Purpose Corp. (2)	14747 N. Northsight Blvd., Suite 111-218 Scottsdale, AZ 85260	Common	840,594	.8%

MP Special Purpose Corp. (2)	14747 N. Northsight Blvd., Suite 111-218, Scottsdale, AZ 85260	Series A Preferred	1,000,000	98%

1)

This column reflects the relative voting rights related to the shares owned by the individuals indicated, assuming the outstanding number of shares of common stock on July 15, 2022 is approximately 2,020,871.

2)

MP Special Purpose Corporation (“MPS”) is owned by Douglas C. Bean. MPS owns 840,594 shares of common stock and 1,000,000 shares of Series A Preferred Stock. Each share of Series A Preferred Stock is entitled to 100 votes at all meetings of shareholders.

3)	Current Director of the Company.

Change in Control

As a result of Mr. Bean’s acquisition of shares described above on July 15, 2022 there has been a change in control of the Company due to the purchase of shares representing approximately 99% of the voting shares for a payment in cash of $600,000.  The funds used by Mr. Bean for  the acquisition were his own personal funds.  These shares were purchased primarily from Mr. Richard Hue, a former officer and director of the Company.

EXECUTIVE COMPENSATION

The following tables set forth certain information about compensation paid, earned or accrued for services by our CEO, President and Treasurer, CFO (collectively, the “Named Executive Officers”) for the periods ending February 28, 2022 and February 28, 2021:

SUMMARY COMPENSATION TABLE

Name and principal position	Fiscal year	Salary ($)	Stock awards ($)	Option Awards ($)	All other compensation ($)		Total ($)
Richard Hue (Chief Executive Officer, President,	2022	-0-	-0-	-0-(2)	191,544	(3)	191,544
Treasurer/Chief Financial Officer)(1)	2021	-0-	-0-	-0-(4)	180,000	(3)	180,000

___________

(1)	Mr. Hue served in these capacities since October 2016.
(2)

The fair value was determined using the Black-Scholes option pricing model with the following assumptions: volatility at 280%; risk free interest rate of 1.71%; expected life of 5 years; and expected dividend rate of 0%.

(3)	Of the amounts due and owing to Mr. Hue as executive compensation, no amounts have been paid in cash and the entire amounts have been accrued as due and payable.
(4)

The fair value was determined using the Black-Scholes option pricing model with the following assumptions: volatility at 276%; risk free interest rate of 0.41%; expected life of 5 years; and expected dividend rate of 0%.

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The following table sets forth information with respect to options awards for our principal executive officer:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Richard Hue (1)	23,529	-0-	-0-	17.00	08/16/2022
	52,941	-0-	-0-	17.00	05/30/2026

_________

(1)	Does not include options to purchase 32,506 shares of common stock granted to Mr. Hue’s wife, who has served as our office manager and administrative officer.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

None of our executive officers or directors are parties to employment contracts.

DIRECTOR COMPENSATION

We currently do not compensate our directors for acting as such. We also reimburse our directors for reasonable expenses incurred in connection with their service as directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as provided by the Nevada Revised Statutes (the “NRS”) and our bylaws. Under Nevada law, a corporation may indemnify its directors, officers, employees and agents under certain circumstances, including indemnification of such persons against liability under the Securities Act of 1933, as amended. In addition, a corporation may purchase or maintain insurance on behalf of its directors, officers, employees or agents for any liability incurred by him in such capacity, whether or not the corporation has the authority to indemnify such person.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless:

(1)	such indemnification is expressly required to be made by law;
(2)	the proceeding was authorized by our Board of Directors;
(3)	such indemnification is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law; or
(4)	such indemnification is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance all expenses incurred to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request. This advanced of expenses is to be made upon receipt of an undertaking by or on behalf of such person to repay said amounts should it be ultimately determined that the person was not entitled to be indemnified under our bylaws or otherwise.

Our bylaws also provide that no advance shall be made by us to any officer in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision- making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to our best interests.

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COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

Board Leadership Structure and Role in Risk Oversight

We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined, however, we have traditionally determined that, due to the small size of the Company and the nature of its operations, it is in the best interests of the Company and its shareholders to combine these roles.

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our Company’s assessment of risks.  The Board of Directors focuses on the most significant risks facing our Company and our Company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the Board’s tolerance for risk.  While the Board oversees our Company, our Company’s management is responsible for day-to-day risk management processes. We believe this structure is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company's securities, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company's outstanding voting Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the Company’s current fiscal year in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals' immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity has been indebted to the Company at any time since the beginning of the Company's fiscal year.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

NO DISSENTERS RIGHTS

Under the Nevada Revised Statutes shareholders are not entitled to dissenters’ rights with respect to the transactions described in this information statement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

FLOOIDCX CORP.

	By:	/s/ Dennis Danzik
Dennis Danzik, President

Date: August 29, 2022

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